

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2021

Neil Blumenthal
Co-Founder and Co-Chief Executive Officer
Warby Parker Inc.
233 Spring Street, 6th Floor East
New York, New York 10013

>   **Re: Warby Parker Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed September 9, 2021**
>   **File No. 333-259035**

Dear Mr. Blumenthal:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1.   We note your disclosure here and in other locations that the Co-Founders and Co-Chief Executive Officers will hold outstanding shares of your Class B common stock, and exercise voting control over shares of your Class A common stock, representing a total of approximately 48% of the voting power of your outstanding capital stock and that as a result, Mr. Blumenthal and Mr. Gilboa will be able to exercise significant influence, and may be able to exercise significant control in the future, over actions requiring the approval of your stockholders, including the election of your board of directors, the adoption of amendments to your Amended Charter and Amended Bylaws and the approval of any merger, consolidation, sale of all or substantially all of your assets or other major corporate transaction. Please revise this disclosure, and your similar

disclosure throughout, to also indicate, if true, that Mr. Blumenthal and Mr. Gilboa will be able to control such actions if they exercise their outstanding options exercisable for additional shares of your Class B stock and chose to act together on such actions.

You may contact Julie Sherman at 202-551-3640 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Brittany D. Ruiz, Esq.